Hyperera, Inc.

June 20, 2011

Mr. Ryan Rohn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Hyperera, Inc.
Letter from SEC dated May 18, 2011
File No. 333-163035

Dear Mr. Rohn,

In response to your phone call today with our attorney, Michael T. Williams, Esq., in response to the above letter from the SEC, we hereby acknowledge

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Hyperera, Inc., a Nevada corporation

By:
Title	Name	Signature
Principal Executive Officer	Zhi Yong Li	/s/ Zhi Yong Li